Filed pursuant to 424(b)(3)
Registration #333-85666

SUPPLEMENT NO. 37 DATED JULY 10, 2003
TO THE PROSPECTUS DATED JUNE 7, 2002
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 37 to you in order to supplement our prospectus. This supplement, dated July 10, 2003, to our prospectus dated June 7, 2002, updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 37 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 36 dated July 1, 2003, Supplement No. 35 date June 24, 2003 and Supplement No. 34 dated June 6, 2003 (Supplement No. 34 superseded certain information contained in our prospectus and prior supplements dated between June 18, 2002 and May 22, 2003), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 92 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

The following table provides information regarding the properties we have acquired since July 1, 2003, the date of our last supplement to our Prospectus. We purchased these properties from unaffiliated third parties. We purchased these properties with our own funds, unless noted otherwise. However, we expect to place financing on the properties at a later date.
		Year	Date	Approx. Acquisition Costs, including	Gross Leasable Area	Physical Occupancy as of 7/10/03	No. of
Property	Type	Built	Acquired	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Turkey Creek Pavilion Phase II 300 Village Green Circle Knoxville, TN	NC	2002	7/08/03	9,782,000	82,940	100	8	Ross

Vision Works 805 South University Dr. Plantation, FL	SU	1989	7/02/03	1,700,000	6,891	100	1	Vision Works

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

NC Neighborhood and Community Retail Shopping Center

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire each property will generally depend upon no material adverse change occurring relating to the property, the tenants or the local economic conditions;
  our receipt of sufficient net proceeds from this offering and financing proceeds to make these acquisitions; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating each property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that the properties are well located, have acceptable roadway access, attract high-quality tenants, are well maintained and have been professionally managed. The properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

We anticipate purchasing the properties listed below from unaffiliated third parties. We intend to purchase these properties with our own funds, unless noted otherwise. However, we expect to place financing on the properties at a later date.
		Year	Approximate Acquisition Costs including	Gross Leasable Area	Physical Occupancy as of 07/10/03	No. of
Property	Type	Built	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Fayette Pavilion Phases I and II Phases III and IV 108 Pavilion Parkway Fayetteville, GA	NC NC	1995 2000/2003	96,812,000 (1) 79,723,000 (2)	794,748 619,855	96 60	33 27	Super Wal-Mart Publix Kohl's Cinemark Belk

Principal Net Lease Portfolio	SU	1995/1998
Kroger, Cincinnati, OH			7,653,000	56,634	100	1	Kroger
Kroger, Westchester, OH			4,802,000	56,083	100	1	Kroger
Kroger, Richardson, TX			6,065,000	59,213	100	1	Kroger
Kroger, Grand Prairie, TX			5,963,000	64,522	100	1	Kroger
Circuit City, Highlands Ranch, CO			6,101,000	43,480	100	1	Circuit City
Circuit City, Olympia, WA			6,105,000	35,776	100	1	Circuit City
Circuit City, Culver City, CA			9,353,000	32,873	100	1	Circuit City
Wal-Mart, Greenville, SC			17,501,000	200,084	100	1	Wal-Mart
Wal-Mart, Alliance, OH			16,373,000	200,084	100	1	Wal-Mart
Wal-Mart, Winston-Salem, NC			19,306,000	204,931	100	1	Wal-Mart
Sam's Club, Worcester, MA			15,356,000	107,929	100	1	Sam's Club
Lowe's Home Improvement, Cullman, AL			9,241,000	101,287	100	1	Lowe's Home Improvement
Lowe's Home Improvement, Steubenville, OH			11,794,000	130,497	100	1	Lowe's Home Improvement
Lowe's Home Improvement, Baytown, TX			11,837,000	125,357	100	1	Lowe's Home Improvement
Lowe's Home Improvement, Katy, TX			12,422,000	131,644	100	1	Lowe's Home Improvement

		Year	Approximate Acquisition Costs including	Gross Leasable Area	Physical Occupancy as of 07/10/03	No. of
Property	Type	Built	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Camfield Corners 8620 Camfield Road Ballantyne, NC	NC	1994/2003	9,350,000	69,880	88	8	Bi-Lo

Northlake Commons I-95 and Northlake Blvd Palm Beach Gardens, FL	NC	1987/2003	24,279,000 (2)	143,955	76	27	Ross Dress for Less Off Main Furniture

Pointe at Tampa Palms 17002 Palms Pointe Drive Tampa, FL	NC	2003	5,250,000 (2)	20,258	62	8	Spa Avalon

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

NC Neighborhood and Community Retail Shopping Center

SU Single User Property
  As part of the purchase of this property, we will assume the existing indebtedness with a remaining principal balance of approximately $47,842,000. The loan will require interest only payments based on an annual rate of 7.25% and can be prepaid in December 2004.
  At the time of acquisition, the purchase price will be adjusted based on the tenants paying rent at that time. The balance of the purchase price will be paid as the seller leases the remaining spaces and the tenants begin paying rent.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 192 our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,924 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001, the first offering terminated. Our second offering began February 1, 2001. As of August 29, 2002, we had sold 50,000,000 shares in our second offering resulting in gross proceeds of $497,842,917, thereby completing the second offering. Inland Securities Corporation also served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of August 29, 2002, we had incurred $42,631,670 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $455,211,247 of net proceeds from the sale of those 50,000,000 shares. Our third offering began June 7, 2002. As of July 9, 2003, we had sold 148,215,865 shares in our third offering, resulting in gross proceeds of $1,481,152,619. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of July 9, 2003, we had incurred $132,772,271 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $1,348,380,348 of net proceeds from the sale of those 148,215,865 shares. An additional 6,822,206 shares have been sold pursuant to our Distribution Reinvestment Program as of July 9, 2003, for which we have received additional net proceeds of $64,810,964. As of July 9, 2003, we had repurchased 793,588 shares through our Share Repurchase Program resulting in disbursements totaling $7,471,853. As a result, our net offering proceeds from all offerings total approximately $1,985,546,391 as of July 9, 2003, including amounts raised through our Distribution Reinvestment Program, net of shares, repurchased through our Share Repurchase Program.

We also pay affiliates of our advisor, which are owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the years ended December 31, 2002, 2001 and 2000, we have incurred and paid property management fees of $4,870,084, $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the year ended December 31, 2002, we had incurred $5,293,000 of such fees, of which $2,000,000 was unpaid at December 31, 2002. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $6,977,000 are included in the purchase prices we have paid for all our properties purchased through July 9, 2003. As of July 9, 2003, we had invested approximately $1,666,000,000 in properties that we purchased for an aggregate purchase price of approximately $2,871,000,000, and we had invested approximately $88,000,000 in notes receivable from developers of four shopping centers. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of July 9, 2003, we had net offering proceeds of approximately $180,000,000 available for investment in additional properties. As of July 9, 2003, we have committed to the acquisition of an additional $1,200,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.